AB V 3-18-02

02019585

[UNITED] STATES
[SECURITIES AND EX]CHANGE COMMISSION
[WASHINGTON], D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27755

RECEIVED MAR 1 1 2002 143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

William C. Slater Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

599 Camp Harmony Road
(No. and Street)

Quilcene	WA	98376
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William G Coulter 206-937-1116
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Seamens & Company, P.S.
(Name — *if individual, state last, first, middle name*)

4711 44th Avenue SW	Seattle	WA	98116
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 04 2002
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless...

OATH OR AFFIRMATION

I, William C. Slater, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of William C. Slater Co., Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

William C Slater
Signature

President
Title

Robin L. Comforto
Notary Public

ROBIN L. COMFORTO
COMMISSION EXPIRES
NOTARY PUBLIC
7-19-02
STATE OF WASHINGTON

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

SEAMENS & COMPANY, P.S.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
William C. Slater, Co., Inc.

We have audited the accompanying statements of financial condition of **William C. Slater Co., Inc.,** as of December 31, 2001, and December 31, 2000 and the related statements of income, changes in stockholders' equity, and statements of cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **William C. Slater Co., Inc.,** at December 31, 2001, and December 31, 2000, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Seamens & Company, P.S.

February 25, 2002

INSURANCE BROKERS BUILDING * 4711 44TH AVENUE S.W*P.O. BOX 16408* SEATTLE WASHINGTON 98116 (206) 937-1116
MEMBER: AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS. WASHINGTON SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

WILLIAM C. SLATER CO., INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2001 and 2000

	December 31, 2001	December 31, 2000
ASSETS		
Current Assets		
Cash	$14,060	$15,350
Accounts Receivable	3,593	3,638
TOTAL ASSETS	$17,653	$18,988
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	125	125
Accrued Taxes	1,053	1,156
Federal Income Tax	-0-	349
Total Current Liabilities	1,178	1,630
SHAREHOLDERS' EQUITY		
Common stock $1 par value, 50,000 shares authorized; 6,000 shares issued	6,000	6,000
Retained Earnings	10,475	11,358
Total Stockholders' Equity	16,475	17,358
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$17,653	$18,988

The accompanying notes are an intregral part of these financial statements

WILLIAM C. SLATER CO., INC.

STATEMENT OF NET INCOME (LOSS)
Years Ended December 31, 2001 and 2000

	Years Ended December 31, 2001	2000
Revenues		
Commissions earned - on exchanges	$20,322	$18,085
Commissions earned - on other	19,799	25,594
Total Revenues	40,121	43,679
Operating Expenses		
Accounting and Auditing	1,950	1,950
Automobile	674	667
Dues and Subscriptions	1,171	1,013
Employee Benefits	1,715	1,498
Office and Administration	809	665
Salaries - Officers	30,000	30,000
Taxes - Payroll	2,295	2,295
- Business	855	958
Regulatory Fees	735	135
Telephone	800	792
Total Operating Expenses	41,004	39,973
Net Income (Loss) Before Provision for Taxes	(883)	3,706
Income Tax (Refund)	-0-	556
Net Income (Loss)	$ (883)	$ 3,150

The accompanying notes are an intregral part of these financial statements

WILLIAM C. SLATER CO., INC.

STATEMENT OF STOCKHOLDERS' EQUITY
For The Period June 21, 1982 through December 31, 2001

		COMMON STOCK SHARES	COMMON STOCK AMOUNT	SHAREHOLDERS' EQUITY
Issuance of Common Stock		6,000	6,000	
Net Income(Loss)of	1982			$ 876
	1983			1,586
	1984			1,135
	1985			38
	1986			1,326
	1987			(1,452)
	1988			(1,158)
	1989			1,903
	1990			475
	1991			3,465
	1992			1,626
	1993			32
	1994			(2,176)
	1995			(100)
	1996			2,259
	1997			(899)
	1998			219
	1999			(947)
	2000			3,150
	2001			(883)
Balances December 31, 2001		6,000	6,000	$10,475

The accompanying notes are an intregral part of these financial statements

WILLIAM C. SLATER CO., INC.

STATEMENT OF CASH FLOWS
Years Ended December 31, 2001 and 2000

	Years Ended December 31, 2001	2000
Operations:		
Net Income (Loss)	$ (883)	$ 3,150
Changes in Current Accounts		
Accounts Receivable	45	(762)
Accrued Taxes and Payables	(103)	81
Federal Income Tax	(349)	556
	(407)	(125)
Increase (Decrease) in Cash	(1,290)	3,025
Cash:		
Beginning of Period	15,350	12,326
End of Period	$14,060	$15,351

The accompanying notes are an intregral part of these financial statements

WILLIAM C. SLATER CO., INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2001

NOTE 1 - NATURE OF OPERATIONS

Effective June 22, 1982, the Company commenced operations as a broker-dealer under the rules and regulations of the Securities and Exchange Commission and the National Association of Securities Dealers. The Company does not carry customer's accounts or inventories of securities. The Company is located in Quilcene, Washington

NOTE 2 - NET CAPITAL REQUIREMENT

The Company is subject to the net capital rule of the Securities and Exchange Commission and the rules of the National Association of Securities Dealers and these bodies prohibit a broker-dealer from engaging in securities transactions when its net capital is below $5000. At December 31, 2001 the net capital of the Company was in excess of that amount.

NOTE 3 - INCOME TAXES

The Company provides for income taxes on the basis of accounting income determined on the accrual basis.

SEAMENS & COMPANY, P.S.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
William C. Slater Co., Inc.

We have audited the accompanying financial statements of **William C. Slater Co., Inc.,** for the year ended December 31, 2001, and have issued our report thereon dated February 25, 2001. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Seamens & Company, P.S.

February 25, 2002

INSURANCE BROKERS BUILDING * 4711 44TH AVENUE S.W*P.O. BOX 16408* SEATTLE WASHINGTON 98116 (206) 937-1116
MEMBER: AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS. WASHINGTON SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

WILLIAM C. SLATER CO., INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2001

Current Assets	$17,653
Current Liabilities	1,178
Computation of Net Capital	$16,475
Minimum net capital required ($5,000 for brokers who do not generally carry customer's accounts)	5,000
Excess Net Capital	$11,475

WILLIAM C. SLATER CO., INC.

RECONCILIATION OF COMPUTATION OF NET CAPITAL
Under Rule 17a-5(d)(4) and 15c3-1
December 31, 2001

Net Capital as reported by the Corporations' (Unaudited) FOCUS Report part IIA	$16,475
Net Capital Represented by Independent Auditor	16,475
Reconciled Net Capital	$16,475
	=======

The accompanying notes are an intregral part of these financial statements

SEAMENS & COMPANY, P.S.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
William C. Slater Co., Inc.

In planning and performing our audit of the financial statements of **William C. Slater Co., Inc.,** (the Company), for the years ended December 31, 2001, and December 31, 2000, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17s-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 172-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph

INSURANCE BROKERS BUILDING * 4711 44TH AVENUE S.W*P.O. BOX 16408* SEATTLE WASHINGTON 98116 (206) 937-1116
MEMBER: AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS. WASHINGTON SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

Because of inherent limitations in internal control or the practices and procedures referred to on the previous page, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, *(Designated self-regulatory organization),* and other agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Seamens & Company, P.S.

February 25, 2002

INSURANCE BROKERS BUILDING * 4711 44TH AVENUE S.W*P.O. BOX 16408* SEATTLE WASHINGTON 98116 (206) 937-1116
MEMBER: AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS. WASHINGTON SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS